UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-41717

C3IS INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Kifissia 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On July 28, 2026, C3is Inc. (the “Company”) completed a registered offering (the “Offering”) of 11,535,000 units, consisting of (a) 10,435,000 common units (“Common Units”), each Common Unit consisting of one common share, par value $0.01 per share, of the Company (“Common Share”) and one Class F Warrant (“Class F Warrant”) to purchase one Common Share or otherwise such greater number of Common Shares, up to an aggregate of 41,740,000 Common Shares, as determined under the reset and cashless exercise features of the Class F Warrants, and (b) 1,100,000 pre-funded units (“Pre-Funded Units”), each Pre-Funded Unit consisting of one pre-funded warrant (“Pre-Funded Warrant”) to purchase one Common Share at an exercise price of $0.01 per Common Share and one Class F Warrant to purchase one Common Share or otherwise such greater number of Common Shares, up to an aggregate 4,400,000 Common Shares, as determined under the reset and cashless exercise features of the Class F Warrants. In addition, the Company granted the underwriter an option to purchase up to 908,765 additional Common Shares and/or up to 908,765 Class F Warrants to cover over-allotments, which the underwriter has exercised with respect to 908,765 Class F Warrants.

The aggregate gross proceeds to the Company from the Offering, before deducting underwriting discounts and offering expenses payable by the Company, were approximately $6.0 million.

Attached to this report on Form 6-K as Exhibit 1.1 is a copy of the Underwriting Agreement, dated July 27, 2026, by and between the Company and Maxim Group LLC, as representative of the underwriters.

Attached to this report on Form 6-K as Exhibit 4.1 is a copy of the form of Class F Warrant.

Attached to this report on Form 6-K as Exhibit 4.2 is a copy of the form of Pre-Funded Warrant.

Each Class F Warrant is exercisable upon issuance and expires one year after the issuance date. The initial exercise price of the Class F Warrants is $0.52. Subject to certain conditions, the exercise price for the Class F Warrants will be adjusted downward on each of the 2nd and 5th trading day following the closing of this offering (each, a “Reset Date”) to $0.364 and $0.26, respectively (each, a “Reset Price”), and the number of Common Shares underlying the Class F Warrants will be proportionally increased so that the applicable Reset Price multiplied by the increased number of Common Shares equal the aggregate proceeds that would have resulted from the full exercise of the Class F Warrants immediately prior to the applicable Reset Date. The Class F Warrants also contain certain mechanisms for cashless exercise, including a zero cash exercise option pursuant to which holders of the Class F Warrants have the option, upon exercise and for no additional cash consideration, to receive an aggregate number of Common Shares equal to the product of (x) the aggregate number of Common Shares that would be issuable upon a cash exercise of the Class F Warrant and (y) 2.0.

A detailed description of the Class F Warrants and Pre-Funded Warrants is set forth under the heading “Description of the Securities We Are Offering” in the Prospectus filed by the Company with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on July 28, 2026, which is qualified by reference to the forms of such warrants which are filed as exhibits to this report.

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This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (Reg. No. 333-273306) filed with the Securities and Exchange Commission on July 18, 2023 and Registration Statement on Form F-3 (Reg. No. 333- 285135) filed with the Securities and Exchange Commission on February 21, 2025.

EXHIBIT INDEX

1.1	Underwriting Agreement, dated July 27, 2026, by and between the Company and Maxim Group LLC, as representative of the underwriters

4.1	Form of Class F Warrant

4.2	Form of Pre-Funded Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2026

C3IS INC.

By:	/s/ Nina Pyndiah
Name:	Nina Pyndiah
Title:	Chief Financial Officer